FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 13, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for December 13, 2006 and incorporated by reference herein is the Registrant’s immediate report dated December 13, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz, Adv. General Counsel

Dated: December 13, 2006

BLUEPHOENIX SOLUTIONS TO ACQUIRE THE ACTIVITIES OF CODESTREAM - KEY
COMPETITOR IN DATABASE MIGRATIONS

Acquisition Propels BluePhoenix into the Top-Ranking Position as a Provider of Legacy Database Migrations

Herzlia, Israel and London UK – December 13, 2006 – BluePhoenix Solutions Ltd. (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today reported that subject to formal approvals of both companies, it is about to complete the acquisition of specific assets and activities of CodeStream Software, Ltd, a private UK-based company, formerly known as Xitec Software, Ltd. The consideration to be paid is £5.2 million (approximately $10.1 million) in cash at closing. An additional consideration of up to £3.4 million (approximately $6.6 million) will be paid upon the completion of certain business milestones, predominately related to the successful implementation of CodeStream’s technology at a large-scale customer within the next 24 months. The additional consideration will be paid via the issuance of convertible debentures. The acquired business activities and assets will be integrated with existing BluePhoenix operations.

CodeStream has been a strong competitor of BluePhoenix in the modernization of legacy databases, particularly IDMS and other mainframe platforms. The acquired activities include a unique suite of migration technologies, an excellent skill base composed of leading veteran IDMS specialists, and an in-depth understanding and presence in this market.

—	CodeStream’s technologies consist of tools for the ICL IDMSX and IBM IDMS platforms supporting migration to Windows and mainframe platforms running Oracle, SQL Server, and DB2 database management systems. These tools address application and database migrations, and provide both an embedded SQL or database layer SQL implementation choice, which extends the BluePhoenix embedded SQL approach, consequently enabling BluePhoenix to provide its customers with the most effective technological solution choice for their individual business problem.

—	The synergy between the CodeStream and BluePhoenix legacy database experts creates an expertise accumulation that will enable BluePhoenix to propose a materially advantageous solution service level, specifically attractive to prospects that face the challenge of an IDMS database migration.

—	The acquired assets of CodeStream include the valuable understanding of the IDMS market place – the segmentation of potential customers who face migration needs due to limited business functionality resulting from restricted flexibility in the usage of legacy databases.

In addition, CodeStream also has a solid customer base, consisting mainly of large legacy IDMS users.

“The acquisition of a competing expert in the niche market of IDMS migrations carries a special strategic value for BluePhoenix. This is the first acquisition of a competitor by BluePhoenix. The consolidation of CodeStream’s assets, and the combined expertise and span of technologies propels BluePhoenix into the top-ranking position as a provider of IDMS migrations,” said Arik Kilman, Chief Executive Officer of BluePhoenix.

“Our goal is to grow aggressively, organically, and through acquisitions. As a result, we continue to extend our leadership in the market through a broad and well consolidated set of offerings,” concluded Arik Kilman.

CodeStream President and Chief Operation Officer, Greg Schottland, commented, “Realizing the niche CodeStream occupied, we were looking for an opportunity to leverage our technology while joining a leading organization that has both the breadth of tools and is an expert in the sophisticated IT modernization market. We are happy to become an important component to the BluePhoenix growth strategy, and believe that our combined offerings will deliver valuable technological solutions to acute business problems that arise for organizations still relying upon legacy databases. Our integrated suite of solutions provides legacy users with a unique, safe, predictable, and managed option for modernization. Together, as part of the BluePhoenix team, we are empowered to deliver our solutions to the market.”

BluePhoenix has scheduled a conference call on:

Monday, December 18th, 2006 at 10:00 A.M. EST (17:00 Israel Time).

Arik Kilman, Chief Executive Officer, will discuss the impact of this acquisition.

Interested parties are welcome to call the telephone numbers listed below, 5–10 minutes prior to the start of the conference call.

In the US call: 800 - 230 1951

Outside the US call: + 1 - 612 - 332 0932

Callers should reference “BluePhoenix Solutions” to the AT&T conference call operator.

An automated replay of the conference call will be available from December 18th at 2:00 P.M. until December 20th at 11:59 P.M. (EST).

To access the replay, please call (USA) 800-475 6701 (International) + 1 – 320 365 3844 and enter the BluePhoenix Solutions access code of: 853425.

The replay will also be available at any time on the BluePhoenix Web site: www.bphx.com/investors.cfm.

About BluePhoenix Solutions

BluePhoenix (NASDAQ: BPHX) is a leading global provider of modernization solutions for legacy information systems. Its unique suite of automated tools and services helps customers grow revenue, reduce costs, shorten time to market, and extend the ROI of their existing legacy systems. BluePhoenix is unique in addressing the full range of IT modernization through automated migration solutions that mitigate risk, minimize IT downtime, and preserve application business logic. BluePhoenix offerings help firms effectively plan and carry out strategic projects that enable business growth such as database, application, and platform migrations; SOA enablement; field transformations; system standardizations; application development; transformation of COBOL applications business rules to OO Java; and legacy application maintenance.

Its solutions serve companies from numerous, diverse industries, such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, RSI, SDC Udvikling, and TEMENOS. BluePhoenix has 12 offices in the USA, UK, Denmark, Germany, Italy, The Netherlands, Australia, Romania, Cyprus, and Israel.

For more information, please visit our Web site at: www.bphx.com.

Company Contact: Iris Yahal +972-9-9526110

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

All names and trademarks are their owners' property.
Company Contact: Iris Yahal +972-9-9526110
Investor Relations Contact: Paul Holm (212) 496-7238